Exhibit 99.1

B Communications Reports Financial Results

For the Third Quarter of 2017

- The Bezeq Group Reports Net Profit of NIS 322 Million for the Third Quarter of 2017, In Line With Its Guidance -

- Net Profit of NIS 39 Million Attributable to Shareholders of B Communications for the Third Quarter of 2017 -

Ramat Gan, Israel - November 30, 2017 - B Communications Ltd. (“the Company”) (NASDAQ Global Select Market and TASE: BCOM), a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corporation Ltd. (TASE: BEZQ), today reported its financial results for the third quarter of 2017.

“We are very pleased with the results of the third quarter of 2017 in which Bezeq achieved net profit of NIS 322 million ($91 million), which is in line with Bezeq’s 2017 annual net profit guidance of NIS 1.4 billion ($397 million). During the first nine months of 2017 we continued our deleveraging process by decreasing our unconsolidated net debt by more than NIS 250 million ($71 million), to only NIS 1.9 billion as of September 30, 2017. We are very pleased with Bezeq’s stable results and continue to focus on a smooth execution of our debt repayment and value creation plans,” said Doron Turgeman, CEO of B Communications.

Financial Liabilities and Liquidity

As of September 30, 2017, B Communications’ unconsolidated liquidity balances (comprised of cash and cash equivalents, short term investments, funds deposited in a pledged account and dividend receivable) totaled NIS 548 million ($155 million) and its financial liabilities totaled NIS 2.47 billion ($698 million), including NIS 2 billion ($568 million) of Series C Debentures and NIS 453 million ($128 million) of Series B Debentures (including accrued interest and unamortized premiums, discounts and debt issuance costs for both series).

(In millions)	September 30,	September 30,	September 30,	December 31,
	2017	2017	2016	2016
	NIS	US$	NIS	NIS
Financial liabilities
Series B debentures	453	128	683	693
Series C debentures	2,005	568	1,864	1,881
Tax liability	7	2	52	34
Total financial liabilities	2,465	698	2,599	2,608

Liquidity
Cash and short-term investments	325	92	226	388
Dividend receivable	186	53	175	-
Pledged account (*)	37	10	47	47
Total liquidity	548	155	448	435

Net debt	1,917	543	2,151	2,173

*	Account pledged as collateral to the security agent for the benefit of the holders of the Series C Debentures. Pursuant to the indenture for the Series C Debentures, the account is required to include sufficient funds to meet the next interest payment payable to the holders of those debentures.

B Communications Unconsolidated Sources and Uses for the Nine Months Ended September 30, 2017

(In millions)	NIS	US$

Net debt as of December 31, 2016	2,173	615

Dividend received from Bezeq	(152)	(43)
Dividend receivable from Bezeq	(186)	(53)
Financing expenses, net	76	22
Operating expenses	6	2

Net debt as of September 30, 2017	1,917	543

Dividends from Bezeq: On May 29, 2017, we received a dividend of NIS 152 million ($43 million). On August 23, 2017, the Board of Directors of Bezeq resolved to recommend to the general meeting of its shareholders the distribution of a cash dividend of NIS 708 million ($201 million), representing Bezeq’s net profit for the first half of 2017. The dividend, which was approved by the general meeting of shareholders of Bezeq on September 18, 2017, was paid on October 16, 2017. B Communications’ share of the dividend distribution was NIS 186 million ($53 million).

B Communications’ Third Quarter Consolidated Financial Results

B Communications’ consolidated revenues for the third quarter of 2017 totaled NIS 2.42 billion ($683 million), a 3.8% decrease compared to the NIS 2.5 billion reported in the third quarter of 2016. For both the current and the prior-year periods, B Communications’ consolidated revenues consisted entirely of Bezeq’s revenues.

B Communications’ consolidated operating profit for the third quarter of 2017 totaled NIS 420 million ($119 million), a 13.9% decrease compared to the NIS 488 million reported in the third quarter of 2016.

B Communications’ consolidated net profit for the third quarter of 2017 totaled NIS 208 million ($59 million) compared with a net loss of NIS 27 million reported in the third quarter of 2016.

B Communications’ net profit attributable to shareholders in the third quarter of 2017 was NIS 39 million ($11 million) compared with a net loss attributable to shareholders of NIS 257 million reported in the third quarter of 2016.

B Communications’ Third Quarter Unconsolidated Financial Results

(In millions)	Three months ended September 30,			Year ended December 31,
	2017	2017	2016	2016
	NIS	US$	NIS	NIS
Interest in Bezeq’s net profit	85	23	104	332
Financing expenses, net	(19)	(5)	(338)	(485)
Operating expenses	(2)	-	(2)	(12)
Income tax expenses	-	-	-	(4)
PPA amortization, net	(25)	(7)	(21)	(67)
Net profit (loss)	39	11	(257)	(236)

2

As of September 30, 2017, B Communications held approximately 26.34% of Bezeq’s outstanding shares. B Communications’ interest in Bezeq’s net profit for the third quarter of 2017 totaled NIS 85 million ($23 million), compared with NIS 104 million reported in the third quarter of 2016.

During the third quarter of 2017, B Communications recorded net amortization expenses of NIS 25 million ($7 million), related to its Bezeq purchase price allocation (“Bezeq PPA”). From April 14, 2010, the date of the acquisition of its interest in Bezeq, until September 30, 2017, B Communications has amortized approximately 79% of the total Bezeq PPA. The Bezeq PPA amortization expense is a non-cash expense that is subject to adjustment.

B Communications’ unconsolidated net financial expenses for the third quarter of 2017 totaled NIS 19 million ($5 million) compared with net financial expenses of NIS 338 million in the third quarter of 2016. Net financial expenses for the third quarter of 2016 consisted primarily of NIS 270 million of one-time refinancing expenses relating to the early redemption of the Company’s 7⅜% Senior Secured Notes (the “Notes”). Net financial expenses for the third quarter of 2017 included NIS 26 million ($7 million) related to the Company’s Series B and C debentures. These expenses were partially offset by financial income of NIS 7 million ($2 million) generated by short term investments.

B Communications’ unconsolidated net profit for the third quarter of 2017 was NIS 39 million ($11 million) compared with a net loss attributable to shareholders of NIS 257 million reported in the third quarter of 2016, which loss was due to the early redemption of the Notes.

The Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the quarter ended September 30, 2017. For a full discussion of Bezeq’s results for the quarter ended September 30, 2017, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q3-2017	Q3-2016	% change
	(NIS millions)

Revenues	2,415	2,510	(3.8%)
Operating profit	544	599	(9.2%)
Operating margin	22.5%	23.9%
Net profit	322	394	(18.3%)
EBITDA	980	1,041	(5.9%)
EBITDA margin	40.6%	41.5%
Diluted EPS (NIS)	0.12	0.14	(14.3%)
Cash flow from operating activities	982	902	8.9%
Payments for investments	353	349	1.1%
Free cash flow [1]	677	577	17.3%
Total debt	11,533	11,246	2.6%
Net debt	8,968	9,400	(4.6%)
EBITDA (trailing twelve months)	3,911	4,067	(3.8%)
Net debt/EBITDA (end of period) [2]	2.29	2.31

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.

2 EBITDA in this calculation refers to the trailing twelve months.

3

Revenues of the Bezeq Group in the third quarter of 2017 were NIS 2.42 billion ($683 million) compared to NIS 2.51 billion in the corresponding quarter of 2016, a decrease of 3.8%. The decrease was due to lower revenues in all group segments.

Salary expenses of the Bezeq Group in the third quarter of 2017 were NIS 502 million ($142 million) compared to NIS 501 million in the corresponding quarter of 2016.

Operating expenses of the Bezeq Group in the third quarter of 2017 were NIS 956 million ($271 million) compared to NIS 994 million in the corresponding quarter of 2016, a decrease of 3.8%. The decrease in operating expenses was due to a reduction in the operating expenses of the various Group subsidiaries, which was influenced by the early adoption of accounting standard IFRS 15.

Other operating income, net of the Bezeq Group in the third quarter of 2017 amounted to NIS 23 million ($7 million) compared to NIS 26 million in the corresponding quarter of 2016. The decrease in other operating income was due to a NIS 11 million ($3 million) fine imposed by the Ministry of Communications as well as an increase in provisions for legal claims, partially offset by an increase in capital gains from the sale of real estate by Bezeq Fixed-Line.

Depreciation and amortization expenses of the Bezeq Group in the third quarter of 2017 were NIS 436 million ($124 million) compared to NIS 442 million in the corresponding quarter of 2016, a decrease of 1.4%. The decrease in depreciation expenses was due to a reduction in the amortization expenses related to the purchase price allocation recorded in connection with the increase in its ownership interest in Yes, partially offset by an increase in depreciation expenses in the cellular segment due to the early adoption of accounting standard IFRS 15.

Operating profit of the Bezeq Group in the third quarter of 2017 was NIS 544 million ($154 million) compared to NIS 599 million in the corresponding quarter of 2016, a decrease of 9.2%.

Financing expenses, net of the Bezeq Group in the third quarter of 2017 amounted to NIS 94 million ($27 million) compared to NIS 104 million in the corresponding quarter of 2016, a decrease of 9.6%. The decrease in financing expenses was primarily due lower expenses at Yes partially offset by an update in the estimated fair value of advanced payments made by the Bezeq Group to Eurocom DBS of NIS 13 million ($4 million).

Tax expenses of the Bezeq Group in the third quarter of 2017 were NIS 128 million ($36 million) compared to NIS 99 million in the corresponding quarter of 2016, an increase of 29.3%. The increase in tax expenses was due a decrease in tax expenses in the third quarter of 2016 as a result of tax adjustments in respect of prior years at Bezeq Fixed-Line.

Net profit of the Bezeq Group in the third quarter of 2017 was NIS 322 million ($91 million) compared to NIS 394 million in the corresponding quarter of 2016, a decrease of 18.3%. The decrease in net profit was due to the aforementioned reduction in revenues and increase in tax expenses.

EBITDA of the Bezeq Group in the third quarter of 2017 was NIS 980 million ($278 million) (EBITDA margin of 40.6%) compared to NIS 1.04 billion (EBITDA margin of 41.5%) in the corresponding quarter of 2016, a decrease of 5.9%.

Cash flow from operating activities of the Bezeq Group in the third quarter of 2017 was NIS 982 million ($278 million) compared to NIS 902 million in the corresponding quarter of 2016, an increase of 8.9%. The increase in cash flow from operating activities was due to changes in working capital.

4

Payments for investments (Capex) of the Bezeq Group in the third quarter of 2017 was NIS 353 million ($100 million) compared to NIS 349 million in the corresponding quarter of 2016.

Free cash flow of the Bezeq Group in the third quarter of 2017 was NIS 677 million ($192 million) compared to NIS 577 million in the corresponding quarter of 2016, an increase of 17.3%. The increase in free cash flow was due to the aforementioned increase in cash flow from operating activities as well as an increase in proceeds from the sale of real estate due to timing differences.

Total debt of the Bezeq Group as of September 30, 2017 was NIS 11.5 billion ($3.3 billion) compared to NIS 11.2 billion as of September 30, 2016.

Net debt of the Bezeq Group as of September 30, 2017 was NIS 9.0 billion ($2.54 billion) compared to NIS 9.4 billion as of September 30, 2016.

Net debt to EBITDA (trailing twelve months) ratio of the Bezeq Group as of September 30, 2017, was 2.29, compared to 2.31 as of September 30, 2016.

ISA Investigation: The Company has been reporting the events concerning the investigation by the Israel Securities Authority (“ISA”) relating to alleged improprieties surrounding the YES-Bezeq transaction and the transaction between YES and Space Communication Ltd. As reported, the investigation appears to focus on Bezeq’s 2015 acquisition of the remaining ownership interest in its satellite TV unit, YES, from its then parent company, Eurocom DBS. Following initial reports concerning the investigation, civil claims with motions to certify the claims as class action lawsuits were filed in Israel against the Company, Bezeq and others. The Company is currently evaluating the claims and its course of action.

On November 6, 2017, the Securities Authority issued a press release indicating the conclusion of the investigation and the transfer of the investigation file to the Tel Aviv District Attorney’s Office (Taxation and Economics). The District Attorney’s Office is authorized to decide on further action at their discretion.

Notes:

Convenience translation to U.S Dollars

Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.529 = US$ 1 as published by the Bank of Israel for September 30, 2017.

Use of non-IFRS financial measures

We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. The following non-IFRS measures are provided in the press release and accompanying supplemental information because management believes these measurements are useful for investors and financial institutions to analyze and compare companies on the basis of operating performance:

•	EBITDA - defined as net profit plus income tax expenses, share of loss in equity accounted investee, net financing expenses and depreciation and amortization;
•	EBITDA trailing twelve months - defined as net profit plus income tax expenses, share of loss in equity accounted investee, net financing expenses and depreciation and amortization during last twelve months;

5

•	Net debt - defined as long and short-term bank loans and debentures minus cash and cash equivalents and short-term investments;

•	Net debt to EBITDA ratio - defined as net debt divided by the trailing twelve months EBITDA;

•	Free Cash Flow (FCF) - defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net profit or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Management of Bezeq believes that free cash flow is an important measure of its liquidity as well as its ability to service long-term debt, fund future growth and to provide a return to shareholders. We also believe this free cash flow definition does not have any material limitations. Free cash flow is a financial index which is not based on IFRS. Free cash flow is defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net.

Bezeq also uses the net debt and net debt to EBITDA trailing twelve months ratio to analyze its financial capacity for further leverage and in analyzing the company’s business and financial condition. Net debt reflects long and short-term liabilities minus cash and cash equivalents and investments.

Reconciliations between the Bezeq Group’s results on an IFRS and non-IFRS basis with respect to these non-IFRS measurements are provided in tables immediately following the Company’s consolidated results. The non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About B Communications Ltd.

B Communications is a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corp. (TASE: BEZQ). B Communications shares are traded on NASDAQ and the TASE under the symbol “BCOM.” For more information please visit the following Internet sites:

www.bcommunications.co.il

www.ir.bezeq.co.il

www.eurocom.co.il

www.igld.com

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

Hadas Friedman – Investor Relations

Hadas@km-ir.co.il / Tel: +972-3-516-7620

6

B Communications Ltd.

Condensed Consolidated Statements of Financial Position as at

(In millions)

	September 30,	September 30,	September 30,	December 31,
	2017	2017	2016	2016
	NIS	US$	NIS	NIS

Current Assets
Cash and cash equivalents	2,542	720	948	762
Investments	385	109	1,170	907
Trade receivables	1,948	552	1,998	2,000
Other receivables	294	83	228	216
Related party	43	13	-	-
Inventory	101	29	96	106
Total current assets	5,313	1,506	4,440	3,991

Non-Current Assets
Trade and other receivables	520	147	641	644
Property, plant and equipment	6,974	1,977	7,042	7,072
Intangible assets	6,102	1,729	6,724	6,534
Deferred expenses and investments	557	158	483	465
Broadcasting rights	457	129	450	432
Deferred tax assets	1,014	287	1,103	1,007
Total non-current assets	15,624	4,427	16,443	16,154

Total assets	20,937	5,933	20,883	20,145

7

B Communications Ltd.

Condensed Consolidated Statements of Financial Position as at

(In millions)

	September 30,	September 30,	September 30,	December 31,
	2017	2017	2016	2016
	NIS	US$	NIS	NIS

Current Liabilities
Bank loans and credit and debentures	780	221	2,360	2,051
Trade and other payables	1,831	519	1,602	1,640
Related party	-	-	6	32
Dividend payable	522	148	490	-
Current tax liabilities	125	35	223	138
Provisions	94	27	87	80
Employee benefits	251	71	280	315
Total current liabilities	3,603	1,021	5,048	4,256

Non-Current Liabilities
Bank loans and debentures	13,186	3,736	11,430	11,446
Employee benefits	260	74	237	258
Other liabilities	292	83	257	244
Provisions	48	14	47	47
Deferred tax liabilities	516	146	645	593
Total non-current liabilities	14,302	4,053	12,616	12,588

Total liabilities	17,905	5,074	17,664	16,844

Equity
Attributable to shareholders of the Company	1,288	365	1,169	1,170
Non-controlling interests	1,744	494	2,050	2,131
Total equity	3,032	859	3,219	3,301

Total liabilities and equity	20,937	5,933	20,883	20,145

8

B Communications Ltd.

Condensed Consolidated Statements of Income for the

(In millions except per share data)

	Nine months period ended September 30,			Three months period ended September 30,			Year ended December 31,
	2017	2017	2016	2017	2017	2016	2016
	NIS	US$	NIS	NIS	US$	NIS	NIS

Revenues	7,331	2,077	7,580	2,415	683	2,510	10,084

Costs and expenses
Depreciation and amortization	1,590	451	1,622	537	152	539	2,161
Salaries	1,500	425	1,509	502	142	501	2,015
General and operating expenses	2,894	820	2,991	958	271	996	4,021
Other operating expenses (income), net	(1)	-	(21)	(2)	(1)	(14)	21

	5,983	1,696	6,101	1,995	564	2,022	8,218

Operating profit	1,348	381	1,479	420	119	488	1,866

Financing expenses, net	373	106	777	113	32	442	931

Profit after financing expenses, net	975	275	702	307	87	46	935

Share of loss in equity-accounted investee	4	1	4	-	-	2	5

Profit before income tax	971	274	698	307	87	44	930

Income tax expenses	273	76	301	99	28	71	442

Net profit (loss)for the period	698	198	397	208	59	(27)	488

Profit (loss) attributable to:
Shareholders of the Company	123	35	(240)	39	11	(257)	(236)
Non-controlling interests	575	163	637	169	48	230	724

Net profit (loss) for the period	698	198	397	208	59	(27)	488

Earnings (loss) per share
Basic	4.11	1.16	(8.01)	1.28	0.36	(8.60)	(7.92)
Diluted	4.11	1.16	(8.01)	1.28	0.36	(8.60)	(7.92)

9

Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s net profit to EBITDA:

(In millions)	Three months period ended September 30,			Trailing twelve months ended September 30,
	2017	2017	2016	2017	2017	2016
	NIS	US$	NIS	NIS	US$	NIS

Net profit	322	91	394	1,215	344	1,428
Income tax expenses	128	36	99	562	159	534
Share of loss in equity- accounted investee	-	-	2	5	1	7
Financing expenses, net	94	27	104	433	123	308
Depreciation and amortization	436	124	442	1,696	481	1,790

EBITDA	980	278	1,041	3,911	1,108	4,067

Net Debt

The following table shows the calculation of the Bezeq Group’s net debt:

(In millions)	As at September 30,
	2017	2017	2016
	NIS	US$	NIS

Short term bank loans and credit and debentures	555	157	2,135
Non-current bank loans and debentures	10,978	3,110	9,111
Cash and cash equivalents	(2,471)	(700)	(938)
Investments	(94)	(27)	(908)

Net debt	8,968	2,540	9,400

Net Debt to Trailing Twelve Months EBITDA Ratio

The following table shows the calculation of the Bezeq Group’s net debt to trailing twelve months EBITDA ratio:

(In millions)	As at September 30,
	2017	2017	2016
	NIS	US$	NIS

Net debt	8,968	2,540	9,400

Trailing twelve months EBITDA	3,911	1,108	4,067

Net debt to EBITDA ratio	2.29	2.29	2.31

10

Reconciliation for NON-IFRS Measures

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

(In millions)	Three months period ended September 30,
	2017	2017	2016
	NIS	US$	NIS

Cash flow from operating activities	982	278	902
Purchase of property, plant and equipment	(255)	(72)	(290)
Investment in intangible assets and deferred expenses	(98)	(28)	(59)
Proceeds from the sale of property, plant and equipment	48	14	24

Free cash flow	677	192	577

11

Designated Disclosure with Respect to the Company’s Projected Cash Flows

In connection with the issuance of our Series C Debentures in September 2016, we undertook to comply with the “hybrid model disclosure requirements” as determined by the Israeli Securities Authority and as described in the prospectus governing our Series C Debentures.

This model provides that in the event certain financial “warning signs” exist, and for as long as they exist, we will be subject to certain disclosure obligations towards the holders of our Series C Debentures.

In examining the existence of warning signs as of September 30, 2017, our board of directors noted that our consolidated financial statements (unaudited) as well as our separate internal (unpublished) unaudited financial information as of and for the quarter ended September 30, 2017 reflect that we had a continuing negative cash flow from operating activities of NIS 2 million for the third quarter of 2017.

The Israeli regulations provide that the existence of a continuing negative cash flow from operating activities could be deemed to be a “warning sign” unless our board of directors determines that the possible “warning sign” does not reflect a liquidity problem.

Such continuing negative cash flow from operating activities results from the general operating expenses of the Company of NIS 2 million for the third quarter of 2017 and due to the fact that the Company, as a holding company, does not have any cash inflows from operating activities. Our main source of cash inflows is generated from dividends (classified as cash flow from investing activities) or debt issuances (classified as cash flow from financing activities).

Such continuing negative cash flow from operating activities does not effect our liquidity in any manner. Our board of directors reviewed our financial position, outstanding debt obligations and our existing and anticipated cash resources and uses and determined that the existence of the continuing negative cash flow from operating activities, as mentioned above, does not reflect a liquidity problem.

Disclosure with Respect to the Company’s Requirements Under Series C Debentures

The Company declares with respect to the PR reporting period as follows:

1.	The Company did not record in favor of a third party any lien of any rank whatsoever over its direct or indirect holdings of 691,361,036 shares of Bezeq (the “Bezeq Shares”) including over any of the rights accompanying such shares.

2.	The Company did not make any disposition of the Bezeq Shares.

3.	The Company did not assume any financial debt (as defined in the Trust Deed of the Series C Debentures) during the reporting period (other than in the framework of the issuance of the Debentures, and its wholly owned subsidiaries, including B Communications (SP1) and B Communications (SP2) did not issue any financial debt whatsoever during the reporting period.

4.	As of the reporting date, the Company holds approximately 26.34% of Bezeq’s outstanding shares, directly and through its subsidiary.

5.	The equity attributable to the Company’s shareholders (not including non-controlling interests) according to this report amounts to NIS 1,288 million, and represents 34.3% of the Company’s total balance sheet on an unconsolidated basis.

12

B Communications’ Unconsolidated Balance Sheet

(In millions)	September 30,	September 30,	September 30,	December 31,
	2017	2017	2016	2016
	NIS	US$	NIS	NIS
Current assets
Cash and cash equivalents	71	20	55	114
Short-term investments	291	82	219	321
Dividend receivable	186	53	175	-
Other receivables	-	-	5	1
Total current assets	548	155	454	436

Non-current assets
Investment in an investee (*)	3,205	908	3,314	3,342

Total assets	3,753	1,063	3,768	3,778

Current liabilities
Current maturities of debentures	226	64	226	226
Other payables	31	9	54	64
Total current liabilities	257	73	280	290

Non-current liabilities
Debentures	2,208	625	2,319	2,318

Total liabilities	2,465	698	2,599	2,608

Total equity	1,288	365	1,169	1,170

Total liabilities and equity	3,753	1,063	3,768	3,778

(*) Investment in Bezeq.

13